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                           June 10, 2024

       Kevin Criddle
       Partner, DLA Piper LLP (US)
       Hagerty, Inc.
       2525 East Camelback Road, Suite 1000
       Phoenix, Arizona 85016

                                                        Re: Hagerty, Inc.
                                                            SC TO-I filed June
3, 2024
                                                            File No. 005-92476
                                                            color:white;"_
                                                            Registration
Statement on Form S-4
                                                            Filed June 3, 2024
                                                            File No. 333-279919

       Dear Kevin Criddle:

              We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO-I

       General

   1.                                                   We note that you
entered into tender and support agreements with holders
                                                        of approximately 44.3%
of the Public Warrants, 57.2% of the Private Placement Warrants
                                                        and 81.5% of the PIPE
Warrants. We also note that, with respect to the holders of such warrants, you appear to
have completed the exchange privately. Please provide us your analysis as to why you
believe you may register the issuance of shares to such holders.
 Kevin Criddle
FirstName  LastNameKevin Criddle
Hagerty, Inc.
Comapany
June       NameHagerty, Inc.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions